Exhibit 3.1

Effective April 21, 2019, Bed Bath & Beyond Inc. amended its Amended By-Laws by inserting the following as Article III, Section 19 thereof:

Section 19. Director and Chairman Emeritus.  The Board of Directors may, from time to time in its discretion, by majority vote, designate one or more of its former directors a Director Emeritus or, in the case of a former Chairman of the Board, a Chairman Emeritus. Each such designation shall be for such term as is determined by a majority of the Board of Directors or until such Director Emeritus’ or Chairman Emeritus’ earlier death, resignation, retirement or removal (for any reason or no reason by a majority of the Board of Directors). Each Director Emeritus and Chairmen Emeritus may be re-appointed for one or more additional terms.  Directors Emeritus and the Chairmen Emeritus may attend board meetings as and when invited by the Board of Directors and attend meetings of any committee of the Board of Directors as and when invited by the committee, but they shall not be entitled to notice of any such meetings or to vote or be counted for quorum purposes at any such meetings. If present, Directors Emeritus and the Chairmen Emeritus may participate in the discussions occurring at such meetings. Any person holding the position of Director Emeritus or Chairman Emeritus shall not be considered a director or officer for any purpose, including the corporation’s Certificate of Incorporation and bylaws, applicable federal securities laws and the New York Business Corporation Law, as it may be amended (the “NYBCL”), and a Director Emeritus or Chairman Emeritus shall have no power or authority to manage the affairs of the Corporation. Directors Emeritus and the Chairman Emeritus shall not have any of the responsibilities or liabilities of a director or officer of the Corporation under the NYBCL, nor any of a director’s or officer’s rights, powers or privileges in their capacities as Directors Emeritus or Chairman Emeritus. Reference in these By-laws to “directors” or “officers” shall not mean or include Directors Emeritus or the Chairman Emeritus. Directors Emeritus and the Chairman Emeritus will be entitled to receive fees for such service in such form and amount as approved by the Board of Directors, and shall be reimbursed for reasonable travel and other out-of-pocket business expenses incurred in connection with attendance at meetings of the Board of Directors and its committees. Directors Emeritus and the Chairman Emeritus shall remain subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, and shall remain subject to all of the Corporation’s policies applicable to directors. A Director Emeritus and the Chairman Emeritus shall be entitled to benefits and protections in accordance Article V of these By-laws (“Indemnification”).

Effective April 21, 2019, Bed Bath & Beyond Inc. also amended and restated Article IV, Section 1 of its Amended By-laws to read in its entirety as follows:

Section 1. Officers. The officers of the Corporation shall include the Chief Executive Officer, the President, one or more Vice Presidents (one or more of whom may be designated as Executive Vice Presidents or as Senior Vice Presidents or by other designations), the Secretary, the Treasurer and such other officers as the Board of Directors may from time to time deem necessary, each of whom shall have such duties, powers and functions as provided in these By-laws and as may be determined from time to time by resolution of the Board of Directors. Two or more offices may be held by the same person; provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity. Each of the officers shall, when requested, consult with and advise the other officers of the Corporation.